VICI Properties Inc.

535 Madison Avenue

New York, NY, 10022

March 4, 2026

VIA EDGAR

David Link

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	VICI Properties Inc.
Registration Statement on Form S-4 (File No. 333-291972)
Request for Acceleration of Effective Date

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, VICI Properties Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on March 6, 2026, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Andrew S. Zahn of Hogan Lovells US LLP at (202) 637-3658.

[Signature page follows]

Sincerely,

VICI Properties Inc.

/s/ David A. Kieske
By:	David A. Kieske
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

[Signature Page to Acceleration Request]